SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*

                  Eastern Utilities Associates
                        (Name of Issuer)

             Common Stock, Par Value $5.00 per share
                 (Title of Class of Securities)

                            277173100
                         (CUSIP Number)

                      Steven W. Ballentine
Ballentine Capital Management, Inc., 10 Avon Meadow Lane, Avon, CT 06001
                         (203) 676-1830
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                         April 17, 1995
         (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                       PAGE 1 OF 12 PAGES


                               13D
CUSIP No.  277173100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

          Ballentine Hedged Utility Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **

          WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CT
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                 325,300
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                 325,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
          325,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
          1.62%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
           PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 2 OF 12 PAGES




                               13D
CUSIP No.  277173100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

         Ballentine Market Neutral Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          CT
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                 126,300
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                 126,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
          126,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
          0.63%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
          PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 3 OF 12 PAGES






                               13D
CUSIP No.  277173100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

         Ballentine Capital Management, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          00
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         CT
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                 810,900
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                 810,900
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
          810,900
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
          4.04%(inclusive of shares beneficially owned by Ballentine Hedged
               Utility Fund, L.P., Ballentine Market Neutral Fund, L.P.,
               and an affiliate of Ballentine Capital Management, Inc.)
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
          CO
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 4 OF 12 PAGES




                               13D
CUSIP No.  277173100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

         Steven W. Ballentine
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          00
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                 810,900
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                 810,900
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
          810,900
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
          4.04% (inclusive of shares beneficially owned by Ballentine Hedged
               Utility Fund, L.P., Ballentine Market Neutral Fund, L.P.,
               Ballentine Capital Management, Inc. and an affiliate
               thereof)
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 5 OF 12 PAGES



          The Schedule 13D, initially filed September 26, 1994, by (i) Ballentine Hedged Utility Fund, L.P., a Connecticut limited partnership ("Hedged Utility"), with respect to shares of Common Stock (as defined below) held by it; (ii) Ballentine Market Neutral Fund, L.P., a Connecticut limited partnership ("Market Neutral"), with respect to shares of Common Stock held by it; (iii) Ballentine Capital Management, Inc., a Connecticut corporation ("Capital Management"), with respect to shares of Common Stock held in discretionary accounts managed by it and with respect to shares of Common Stock held by Hedged Utility; and (iv) Steven W. Ballentine, a resident of the State of Connecticut, with respect to shares of Common Stock held by each of the entities named in (i) through (iii) above, relating to the Common Stock, par value $5 per share (the "Common Stock"), issued by Eastern Utilities Associates, a Massachusetts corporation (the "Company"), whose principal executive offices are at One Liberty Square, Boston, Massachusetts, 02109, is hereby amended by this Amendment No. 1 to the Schedule 13D as follows.

     Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby replaced in its entirety by the following:

          (a)  As of the date hereof:

               (i) Hedged Utility owns beneficially 325,300 shares of Common Stock, constituting approximately 1.62% of the shares of Common Stock outstanding.

               (ii) Market Neutral owns beneficially 126,300 shares of Common Stock, constituting approximately 0.63% of the shares of Common Stock outstanding.

               (iii) Capital Management owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 under the 1934 Act ("Rule 13d-3"), Capital Management (and an affiliate thereof) may be deemed to own beneficially 810,900 shares of Common Stock consisting of the 325,300 shares beneficially owned by Hedged Utility, the 126,300 shares beneficially owned by Market Neutral, and 359,300 shares purchased by an affiliate and for discretionary accounts managed by them. Such shares, in the aggregate, constitute approximately 4.04% of the shares of Common Stock outstanding.

               (iv) Mr. Ballentine owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3, Mr. Ballentine may be deemed to own beneficially the 810,900 shares owned by each of the entities named in paragraphs (i)-(iii), which constitute approximately 4.04% of the shares of Common Stock outstanding.

                       PAGE 6 OF 12 PAGES

               (v) By reason of the provisions of Rule 13d-5 under the 1934 Act, the Group may be deemed to own beneficially 810,900 shares of the Common Stock in the aggregate, or approximately 4.04% of the shares of Common Stock outstanding. The percentages used herein are calculated based upon the 20,061,508 shares of Common Stock stated by the Company to be issued and outstanding as of March 17, 1995, as reflected in the Proxy Statement of the Company dated May 15, 1995.

          (c) The trading dates, number of shares purchased or sold and price per share for all transactions by each of Hedged Utility, Market Neutral and Capital Management (and its affiliate) with respect to certain managed accounts during the past 60 days are set forth in Schedules A, B, and C respectively.
All such transactions were effected on the New York Stock
Exchange, the Pacific Stock Exchange or the Chicago Stock Exchange. No other transactions were effected by any member of the Group during such period.

          (e) The Group ceased to be the beneficial owner of more than 5% of the shares of Common Stock on April 17, 1995.

































                       PAGE 7 OF 12 PAGES



                           SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1995


                         BALLENTINE CAPITAL MANAGEMENT, INC.


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President


                         BALLENTINE HEDGED UTILITY FUND, L.P.


                         By:  MEADOW CAPITAL CORP.
                              General Partner


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President


                         BALLENTINE MARKET NEUTRAL FUND, L.P.


                         By:  MEADOW CAPITAL CORP.
                              General Partner


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President










                       PAGE 8 OF 12 PAGES



                         MEADOW CAPITAL CORP.


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President


                         STEVEN W. BALLENTINE


                              /s/Steven W. Ballentine





































                       PAGE 9 OF 12 PAGES




                           SCHEDULE A


              BALLENTINE HEDGED UTILITY FUND, L.P.



                                          Price Per Share
Trade Date     No. of Shares Sold       (including Commissions)

04-10-95            41,800                   $24.816
04-17-95            39,600                   $24.440
04-18-95            79,300                   $24.313


































                       PAGE 10 OF 12 PAGES






                           SCHEDULE B


              BALLENTINE MARKET NEUTRAL FUND, L.P.



                                          Price Per Share
Trade Date     No. of Shares Sold      (including Commissions)

03-02-95            10,000                   $23.324
04-10-95            61,600                   $24.816
04-17-95            13,300                   $24.407
04-18-95             8,300                   $24.313


































                       PAGE 11 OF 12 PAGES





                           SCHEDULE C


          BALLENTINE CAPITAL MANAGEMENT, INC. AND ITS AFFILIATE
                 ON BEHALF OF CERTAIN MANAGED ACCOUNTS
            (NOT INCLUDING HEDGED UTILITY AND MARKET NEUTRAL)




Trade Date     No. of Shares Sold       (including Commissions)

03-01-95             9,000                   $23.564
04-10-95            36,600                   $24.764
04-17-95            47,600                   $24.500
04-18-95             8,600                   $24.310
































                       PAGE 12 OF 12 PAGES


_________________________________________________________________


FOLLOWING IS THE ORIGINAL SCHEDULE 13D AS PREVIOUSLY FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1994.

_________________________________________________________________



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*

                  Eastern Utilities Associates
                        (Name of Issuer)

             Common Stock, Par Value $5.00 per share
                 (Title of Class of Securities)

                            277173100
                         (CUSIP Number)

                      Steven W. Ballentine
Ballentine Capital Management, Inc., 10 Avon Meadow Lane, Avon, CT 06001
                         (203) 676-1830
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                       September 15, 1994
         (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 17 PAGES






                               13D
CUSIP No.  277173100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

          Ballentine Hedged Utility Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **

          WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CT
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                 486,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                 486,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
          486,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
          2.5%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
           PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 2 OF 17 PAGES





                               13D
CUSIP No.  277173100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

         Ballentine Market Neutral Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          CT
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                 209,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                 209,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
          209,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
          1.1%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
          PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 3 OF 17 PAGES







                               13D
CUSIP No.  277173100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

         Ballentine Capital Management, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          00
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         CT
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                 1,134,600
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                 1,134,600
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
          1,134,600
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
          5.8% (inclusive of shares beneficially owned by Ballentine Hedged
               Utility Fund, L.P. and Ballentine Market Neutral Fund, L.P.)
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
          CO
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 4 OF 17 PAGES





                               13D
CUSIP No.  277173100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

         Steven W. Ballentine
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          00
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                 1,134,600
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                 1,134,600
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
          1,134,600
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
          5.8% (inclusive of shares beneficially owned by Ballentine Hedged
               Utility Fund, L.P.; Ballentine Market Neutral Fund, L.P.;
               and Ballentine Capital Management, Inc.
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 5 OF 17 PAGES





ITEM 1.  SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $5 per share (the "Common Stock"), issued by Eastern Utilities Associates, a Massachusetts corporation (the "Company"), whose principal executive offices are at One Liberty Square, Boston, Massachusetts, 02109.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is filed by (i) Ballentine Hedged Utility Fund, L.P., a Connecticut limited partnership ("Hedged Utility"), with respect to shares of Common Stock held by it;
(ii) Ballentine Market Neutral Fund, L.P., a Connecticut limited partnership ("Market Neutral"), with respect to shares of Common Stock held by it; (iii) Ballentine Capital Management, Inc., a Connecticut corporation ("Capital Management"), with respect to shares of Common Stock held in discretionary accounts managed by it and with respect to shares of Common Stock held by Hedged Utility; and (iv) Steven W. Ballentine, a resident of the State of Connecticut, with respect to shares of Common Stock held by each of the entities named in (i) through (iii) above.

          The Managing General Partner of Hedged Utility is
Capital Management.

          The General Partner of Market Neutral is Meadow Capital
Corp., a Connecticut corporation ("Meadow Capital").

          Mr. Ballentine is a General Partner of Hedged Utility and the President and sole director of Meadow Capital and Capital Management. Beth Ballentine is the Secretary of Capital Management. Michael Christiani, Mark Lunenburg, Jeffrey Molson and Louis Salera are each a Senior Vice President of Capital Management.

          The reporting entities named above and Mr. Ballentine (collectively, the "Group") are making a joint filing pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), since, by reason of their relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the 1934 Act with respect to acquiring, holding and disposing of shares of the Common Stock.

          (b) The address of the principal business and principal office of each of the entities and each individual named above is 10 Avon Meadow Lane, Avon, Connecticut, 06001.

          (c) The principal business of each of Hedged Utility and Market Neutral is that of a private investment partnership engaged in the purchase and sale of securities for investment in

                       PAGE 6 OF 17 PAGES


its own account. The principal business of Capital Management is that of managing general partner of Hedged Utility and an investment manager with respect to discretionary accounts which it manages, including Market Neutral.

          (d) Neither the entities nor the individuals named above have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the entities nor the individuals named above have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Each of the individuals named above is a United
States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The total purchase price for the 486,000 shares of Common Stock beneficially owned by Hedged Utility was $10,274,768. The total purchase price for the 209,800 shares of Common Stock beneficially owned by Market Neutral was $5,468,401. The total purchase price for the 438,800 shares of Common Stock beneficially owned by Capital Management on behalf of certain managed accounts, not including shares held by Market Neutral, was $10,322,973.

          The source of funds used for the purchases made by each of Hedged Utility and Market Neutral was the investment capital of the respective entities. The source of funds used for the purchases made by Capital Management on behalf of discretionary accounts was cash in such accounts.

          No part of the purchase price of the shares of Common Stock beneficially owned by Hedged Utility, Market Neutral or Capital Management was represented by funds or other consideration borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the shares of Common Stock. Should any of Hedged Utility, Market Neutral or Capital Management make additional purchases of Common Stock, they each reserve the right to do so on margin or with funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares. In addition, each entity may use the shares of Common Stock it beneficially owns as collateral for purposes of obtaining loans.

                       PAGE 7 OF 17 PAGES

ITEM 4.   PURPOSE OF THE TRANSACTION.

          Each member of the Group has acquired shares of the Common Stock for the purpose of investment. Each member of the Group may make further purchases of the Common Stock from time to time and may dispose of any or all shares of Common Stock held by it at any time. None of the members of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of Schedule 13D. Each member may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters, but has no present intention of doing so.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  As of the date hereof:

               (i) Hedged Utility owns beneficially 486,000 shares of Common Stock, constituting approximately 2.5% of the shares of Common Stock outstanding.

               (ii) Market Neutral owns beneficially 209,800 shares of Common Stock, constituting approximately 1.1% of the shares of Common Stock outstanding.

               (iii) Capital Management owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 under the 1934 Act ("Rule 13d-3"), Capital Management may be deemed to own beneficially 1,134,600 shares of Common Stock consisting of the 486,000 shares beneficially owned by Hedged Utility, the 209,800 shares beneficially owned by Market Neutral, and 438,800 shares purchased for discretionary accounts managed by it. Such shares, in the aggregate, constitute approximately 5.8% of the shares of Common Stock outstanding.

               (iv) Mr. Ballentine owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3, Mr. Ballentine may be deemed to own beneficially the 1,134,600 shares owned by each of the entities named in paragraphs (i)-(iii), which constitute approximately 5.8% of the shares of Common Stock outstanding.

               By reason of the provisions of Rule 13d-5 under the 1934 Act, the Group may be deemed to own beneficially 1,134,600 shares of the Common Stock in the aggregate, or approximately 5.8% of the shares of Common Stock outstanding. The percentages used herein are calculated based upon the 19,714,980 shares of Common Stock stated by the Company to be


                       PAGE 8 OF 17 PAGES



issued and outstanding as of June 30, 1994, as reflected in the Form 10-Q of the Company dated June 30, 1994.

          (b) Hedged Utility has the power to vote (or to direct the vote of) and to dispose of (or to direct the disposition of) the shares of Common Stock owned by it, which power may be exercised by Capital Management, as Managing General Partner.

               Market Neutral has the power to vote (or to direct the vote of) and to dispose of (or to direct the disposition of) the shares of Common Stock owned by it, which power may be exercised by Capital Management, as investment adviser.

               Capital Management does not directly own any shares of Common Stock, but has the power to vote (or to direct the vote of) and to dispose of (or to direct the disposition of) the shares of Common Stock which it has purchased on behalf of Hedged Utility, Market Neutral and certain managed accounts. Mr. Ballentine is the President and sole director of Capital Management.

          (c) The trading dates, number of shares purchased or sold and price per share for all transactions by each of Hedged Utility, Market Neutral and Capital Management with respect to certain managed accounts during the past 60 days are set forth in Schedules A, B, and C, respectively. All such transactions were effected on the New York Stock Exchange or the Pacific Stock Exchange. No other transactions were effected by any member of the Group during such period.

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

          (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Meadow Capital has acquired an option on the portfolio of a discretionary account. This discretionary account currently includes 341,500 shares of Common Stock, which shares have been included in the shares of Common Stock reported herein as beneficially owned by Capital Management.

          There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any other person with respect to any securities of the Company,


                       PAGE 9 OF 17 PAGES



including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) under the 1934 Act.











































                       PAGE 10 OF 17 PAGES


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1994

                         BALLENTINE CAPITAL MANAGEMENT, INC.


                         By:   /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President

                         BALLENTINE HEDGED UTILITY FUND, L.P.


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              General Partner


                         BALLENTINE MARKET NEUTRAL FUND, L.P.


                         By:  MEADOW CAPITAL CORP.
                              General Partner


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President


















                       PAGE 11 OF 17 PAGES


                         MEADOW CAPITAL CORP.


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President


                         STEVEN W. BALLENTINE


                              /s/Steven W. Ballentine








































                       PAGE 12 OF 17 PAGES

                           SCHEDULE A


              BALLENTINE HEDGED UTILITY FUND, L.P.



                                         Price Per Share
Trade Date     No. of Shares Purchased  (including Commissions)

08-01-94             3,100                   $24.810
09-15-94            33,700                   $22.040









































                       PAGE 13 OF 17 PAGES



                           SCHEDULE B


              BALLENTINE MARKET NEUTRAL FUND, L.P.



                                         Price Per Share
Trade Date     No. of Shares Purchased  (including Commissions)

9-15-94             10,800                   $22.040










































                       PAGE 14 OF 17 PAGES
                           SCHEDULE C


BALLENTINE CAPITAL MANAGEMENT, INC.
ON BEHALF OF CERTAIN MANAGED ACCOUNTS
(NOT INCLUDING HEDGED UTILITY AND MARKET NEUTRAL)


                                         Price Per Share
Trade Date     No. of Shares Purchased  (including Commissions)

07-21-94             28,000                  $24.060
08-01-94                900                  $24.810
08-02-94             16,000                  $25.060
09-15-94             65,500                  $22.040
09-20-94             20,000                  $22.060
09-22-94             25,000                  $22.310




































                       PAGE 15 OF 17 PAGES
                            EXHIBIT 1


                   JOINT ACQUISITION STATEMENT
                  PURSUANT TO RULE 13d-1(f)(1)


     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


Dated:


                         BALLENTINE CAPITAL MANAGEMENT, INC.


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President


                         BALLENTINE HEDGED UTILITY FUND, L.P.


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              General Partner















                       PAGE 16 OF 17 PAGES
                         BALLENTINE MARKET NEUTRAL FUND, L.P.


                         By:  MEADOW CAPITAL CORP.
                              General Partner


                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President


                         MEADOW CAPITAL CORP.



                         By:  /s/Steven W. Ballentine
                              Steven W. Ballentine
                              President


                         STEVEN W. BALLENTINE


                              /s/Steven W. Ballentine




























                       PAGE 17 OF 17 PAGES